Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Davis, Robert E.	2. Issuer Name and Ticker or Trading Symbol Crescent Communications, Inc. (CCES)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below)
(Last) (First) (Middle) PO Box 2955	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 03/12/2003
(Street) Victoria, Texas 77902		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock $.001								288,910	D
Common Stock $.001	03/12/2003		P		35,000	A	$0.23	538,400	I	Family Members
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Series A Pref. Stk.	none	12/11/2002		J			5.983545	July 2001	none	common stock	1,400,000	See "J" below
Series A Pref. Stk.	none	12/11/2002		JJ			34.016455	July 2001	none	common stock	7,959,000	See "JJ" below
Series A Pref. Stk.	none	12/11/2002		JJ		34.016455		July 2001	none	common stock	7,959,000	See "JJ" below	34.016455	I	Madred Partners Ltd.
OPTIONS on Series A Pref. Stk.	See (2) below	12/11/2002		J		5.315098		Dec. 2002	Oct. 2007	common stock	1,243,600 See (1) below	See "J" below	5.315098	I	Madred Partners Ltd.
OPTIONS on Series A Pref. Stk.	See (2) below	12/11/2002		JJ			5.315098	Dec. 2002	Oct. 2007	common stock	1,243,600 See (1) below	See "JJ" below
Convertible Debt	$0.05 per share	12/11/2002		J		$173,525		Dec. 2002	none	common stock	3,470,500 shares	See "J" below	$173,525	I	Madred Partners Ltd.
Convertible Debt	$0.05 per share	12/11/2002		JJ			$173,525	Dec. 2002	none	common stock	3,470,500 shares	See "JJ" below	$173,525
Explanation of Responses: J---Contractual Obligation JJ---Transfer to/from related party (1) Indirectly through Series A Preferred Stock (2) Fair Market Value on 10-27-02
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Robert E. Davis **Signature of Reporting Person	03/12/2003 Date
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